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                                                                    EXHIBIT 20.4

FOR IMMEDIATE RELEASE


                 AES REACHES AGREEMENT TO ACQUIRE PUBLICLY-HELD
                  AES CHIGEN SHARES IN EXCHANGE FOR AES SHARES

ARLINGTON, VA and BEIJING, CHINA, November 12, 1996 - The AES Corporation [NYSE:
AES] and AES China Generating Co., Ltd. [NASDAQ: CHGNF] ("AES Chigen") jointly announced today that they have signed a definitive agreement for AES to acquire the approximately 8.2 million outstanding Class A shares of AES Chigen. The acquisition would be accomplished by amalgamating AES Chigen with a wholly-owned AES subsidiary. AES Chigen shareholders would receive shares of AES Common Stock at an exchange rate of 0.29 shares of AES Common Stock for each share of AES Chigen Common Stock within an AES share price range of $45 to $50. If AES Common Stock trades above $50 per share, the exchange ratio will be adjusted such that each AES Chigen shareholder will receive AES shares valued at $14.50 per Chigen share. If AES Common Stock trades below $45 per share, the exchange ratio will be adjusted such that each AES Chigen shareholder will receive AES shares valued at $13.05 per Chigen share. For purposes of determining the ratio, the price of AES Common Stock shall be calculated as an average closing price over 15 trading days leading up to the merger. If the exchange ratio is adjusted to be greater than 0.31, AES is not required to consummate the transaction. If the exchange ratio is adjusted to be less than 0.28, AES Chigen is not required to consummate the transaction. The value of the transaction is estimated to be between $107 to $120 million.

Dennis W. Bakke, President and CEO of AES, stated, "We continue to have a positive outlook on the China power market. A full integration of both companies will enhance our collective ability to help meet China's expanding needs for electric power."

Paul T. Hanrahan, President and CEO of AES Chigen, said "The transaction gives us the opportunity to reaffirm both AES Chigen's and AES's strong commitment to the electric power industry in China. This stock-for-stock acquisition will allow current AES Chigen shareholders to continue to participate in its business through their equity in AES."

A special committee consisting of the Class A directors of AES Chigen has recommended approval of the transaction, and it has been approved by the Board of Directors of both companies. The amalgamation remains subject to various conditions, including the approval of the Class A shareholders of AES Chigen. AES expects to file a registration statement with the Securities and Exchange Commission shortly covering the AES Common stock to be exchanged for AES Chigen Class A shares in the merger.

AES Chigen, an affiliate of AES, develops, owns, and operates power generation facilities in the People's Republic of China. It currently has investments in 8 projects in operation or under construction in China, representing a name plate capacity of approximately 818 megawatts.

AES is a leading global power company that generates, sells or markets electricity in over 35 countries. AES currently has over $3.4 billion in assets and, for the year ended December 31, 1995, earned net income of $107 million on revenues of $685 million.

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